Exhibit 4.5

AMENDMENT NO. 2

TO THE

1998 LIMITED STOCK OPTION PLAN FOR AMERICREDIT CORP.

This Amendment No. 2 (“Amendment No. 2”) to the 1998 Limited Stock Option Plan for AmeriCredit Corp. (the “Plan”) has been approved by the Stock Option/Compensation Committee of the Board of Directors of AmeriCredit Corp. (the “Company”) as of the effective date set forth below.

WHEREAS, the Stock Option/Compensation Committee has determined that it is in the best interests of the Company and its shareholders that certain amendments to the Plan should be adopted, and that such amendments should be presented to the Company’s shareholders for approval and ratification; and

WHEREAS, Messrs. Clifton H. Morris, Jr. and Daniel E. Berce have consented to the terms and provisions of this Amendment No. 2.

NOW, THEREFORE, the Plan is hereby amended in the following respects:

1.	Amendment to Section 2, “Definitions”

The following definition under Section 2 is hereby revised in its entirety:

(r)	“Fiscal Year” shall mean each twelve (12) month period beginning on July 1 and ending on June 30, and shall be identified by reference to the calendar year in which it ends.

The following definitions are hereby added to Section 2 of the Plan:

(bb)	“Committee Certification Report” shall mean the report issued by the Committee following the conclusion of the Company’s 2005 Fiscal Year, calculating the Company’s ROMA for the 2005 Fiscal Year in a manner consistent with the provisions of the Plan, as amended.

(cc)	“ROMA” shall mean the Company’s return on managed assets, as determined in accordance with Section 8(f) hereof.

2.	Amendment to Section 8, “Exercisability of Options”

Subsection (e) under Section 8 is hereby amended so as to read in its entirety as follows:

(e)	Notwithstanding anything to the contrary contained in this Plan, including, but not limited to, the provisions of this Section 8, the Option granted to each of Messrs. Morris and Berce under the Plan shall, as of the effective date of Amendment No. 2, become immediately and without further action un-Vested, and Messrs. Morris and Berce will not be entitled to exercise the Option granted to them under the Plan except to the extent such Option shall again become Vested in accordance with the provisions of Section 8(f).

Subsection (f) is hereby added under Section 8 and shall read in its entirety as follows:

(f)	The Option granted to each of Messrs. Morris and Berce shall become one hundred percent (100%) Vested on the earlier to occur of: (A) the issuance by the Committee of the Committee Certification Report certifying that the Company’s ROMA, expressed as a percentage, for the 2005 Fiscal Year, equals or exceeds 1.8%, and (B) the death or Disability of Mr. Morris or Mr. Berce, but only as to the Options granted to the individual that dies or becomes Disabled. For purposes of this Section 8(f), “ROMA” shall be the Company’s net margin as a percentage of average managed receivables outstanding for fiscal 2005, as reported in its Annual Report on Form 10-K for the fiscal year ending June 30, 2005 (the “2005 Annual Report”), less the following deductions: (i) net charge-offs as a percentage of average managed receivables outstanding for fiscal 2005, as reported in the 2005 Annual Report, and (ii) operating expenses as a percentage of average managed receivables outstanding for fiscal 2005 (net margin less the deductions described in (i) and (ii) of this sentence is hereinafter referred to as “Pre-Tax ROMA”), and (iii) a provision for taxes, utilizing the Company’s effective tax rate for fiscal 2005, expressed as a percentage of Pre-Tax ROMA. In calculating and certifying ROMA for Fiscal 2005, the Committee will round in a manner consistent with the reporting conventions used by the Company in its Annual Report on Form 10-K.

3.	Amendment to Section 9, “Termination of Option Period”

Section 9 is hereby amended so as to read in its entirety as follows:

9.	Termination of Option Period.

(a)	The unexercised portion of an Option shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

(i)	ninety (90) days after the date that Optionee ceases to be employed by the Company if such cessation is by reason of a voluntary resignation, and such voluntary resignation does not qualify, as determined in the sole discretion of the Committee, as a retirement of Optionee; in the event that Optionee ceases to be employed by the Company as a result of involuntary termination that is not for Cause, retirement, death or Disability, the unexercised portion of an Option shall terminate on the date specified on Subsection 9(a)(iii) below;

(ii)	the date that Optionee ceases to be employed by the Company, if such cessation is for Cause; and

(iii)	for the Options granted to Messrs. Barrington, Esstman, and Miller under this Plan, January 26, 2005; and for the options granted to Messrs. Morris and Berce under this Plan, January 26, 2007.

(b)	In the event of the consummation of any of the transaction described in Subsection 10(a), the Committee may, by giving written notice (“Cancellation Notice”), cancel, all or any portion of such Option which remains unexercised on such date. Such Cancellation Notice shall be given a reasonable period of time (but not less than 15 days) prior to the proposed date of such cancellation, and may be given either before or after the consummation of such transaction.

(c)	An Option shall cease to Vest pursuant to the Vesting schedule set forth in Section 8 above effective as of the date Optionee ceases to be employed by the Company, regardless of the reason therefor.

4.	Amendment to Section 18, “Effective Date and Termination Date”

Section 18 of the 1998 Limited Stock Option Plan for AmeriCredit Corp. is hereby amended in its entirety to read as follows:

18.	Effective Date and Termination Date. The Plan shall be effective as of its Effective Date, and shall terminate on January 26, 2007; provided, however, that the unexercised portion of Options granted to Messrs. Barrington, Esstman and Miller shall terminate and become null and void on January 26, 2005.

5.	Effective Date of Amendment No. 2. This Amendment No. 2 was approved by the Stock Option/ Compensation Committee of the Board of Directors on September 14, 2004 and shall be effective as of the same date; provided, however, that this Amendment No. 2 shall not be effective and shall be null and void unless approved by shareholders at the Company’s 2004 Annual Meeting of Shareholders.

/s/ Chris A. Choate
Chris A. Choate, Executive Vice President,
Chief Legal Officer and Secretary